Exhibit 99.1

BAYTEX CONFERENCE CALL AND WEBCAST ON FOURTH QUARTER AND YEAR-END 2016 RESULTS TO BE HELD ON MARCH 7, 2017

CALGARY, ALBERTA (February 28, 2017) - Baytex Energy Corp. (TSX, NYSE: BTE) will release its 2016 fourth quarter and year-end financial and operating results and year‑end 2016 reserves information prior to the opening of markets on Tuesday, March 7, 2016. A conference call and webcast will be held shortly thereafter to discuss the results and address investor questions.

Conference Call Details:

Date:             Tuesday, March 7, 2016

Time:     9:00 a.m. MST (11:00 a.m. EST)

Dial-in:	647-427-2258 (Toronto Local and International)
1-866-226-4099 (North America Toll-Free)

Webcast:         http://edge.media-server.com/m/p/5af7rwtb

An archived recording of the conference call will be available approximately two hours after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 78% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com, or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com